Market Securities, LLC

(A wholly owned subsidiary of Market Securities Holdings, Inc.)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
March 31, 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69765

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/20 (MM/DD/YY) AND ENDING 03/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Market Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erin Baskett (917) 924-9812
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name - if individual, state last, first, middle name)

485 Lexington Avenue, Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*SEC 1410 (3-91)

Market Securities, LLC
(A wholly owned subsidiary of Market Securities Holdings, Inc.)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Income.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
      under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
      Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
      Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
      Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
      Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
      Condition With Respect to Methods of Consolidation (not applicable).
[ ] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
      the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report
[ ] Supplemental Report on Internal Control required by Regulation 1.16 of the CFTC (Futures
Commission Merchant)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Erin Baskett, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Market Securities, LLC at March 31, 2021, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

President_____
Title

Subscribed and sworn
to before me


_____



AALIYAH MARIE PERRY
NOTARY PUBLIC - ARIZONA
Maricopa County
Commission # 574115
My Commission Expires
November 13, 2023

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member of Market Securities, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Market Securities, LLC (the "Company") as of March 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Market Securities, LLC's auditor since 2019.

New York, New York
May 27, 2021

Market Securities, LLC
(A wholly owned subsidiary of Market Securities Holdings, Inc.)

Statement of Financial Condition
March 31, 2021

Assets	
Cash	$ 1,010,653
Due from clearing broker	504,523
Commissions receivable, net	1,093,712
Fees receivable, net	295,731
Property and equipment, net of accumulated depreciation of $127,593	5,249
Other assets	111,601
Total assets	$ 3,021,469
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 187,940
Accrued compensation	1,051,534
Due to affiliates	472,622
Accrued professional fees	51,210
Liabilities subordinated to claims of general creditors	400,000
Deferred tax liability	2,000
Total liabilities	2,165,306
Commitments and Contingencies	
Member's equity	856,163
Total liabilities and member's equity	$ 3,021,469

The accompanying notes are an integral part of this financial statement.

Market Securities, LLC
(A wholly owned subsidiary of Market Securities Holdings, Inc.)

Notes to Statement of Financial Condition
March 31, 2021

1. **Organization and Business**

   Market Securities, LLC (the "Company"), is a limited liability company and was formed under the laws of Delaware on March 8, 2016. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a wholly owned subsidiary of Market Securities Holdings, Inc. (the "Parent").

   The Company acts as a broker for U.S. institutional customers in the purchase and sale of U.S. equity securities. All transactions are cleared through a clearing broker on a fully disclosed basis. The Company is also permitted to act as an intermediary pursuant to SEA Rule 15a-6 in foreign equity, debt, options transactions, and the distribution of research.

   The Company does not carry customer accounts or perform custodial functions relating to customer securities and, accordingly the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii).

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Contract Assets and Liabilities
   The Company had outstanding receivables, from customers, relating to commission revenue aggregating $1,093,712 at March 31, 2021. Additionally, the Company has fees receivable for market commentary of $295,731 at March 31, 2021. The Company had no contract liabilities at March 31, 2021.

   Cash
   All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Property and Equipment
   Property and Equipment are stated at cost less accumulated depreciation. Depreciation is provided for on a straight-line basis over an estimated useful life of 3 years.

2.   **Summary of Significant Accounting Policies (continued)**

Income Taxes
On December 18, 2019, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, in an effort to simplify the accounting of income taxes. The ASU removes certain exceptions from the general principles of ASC 740, *Income Taxes,* and clarifies and simplifies several aspects of income tax accounting. The amendments in the ASU would be effective for the year beginning April 1, 2021 however, the Company early adopted on April 1, 2020.

The Company is a single member limited liability company and is a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial member for federal, state and certain local income taxes. The ASU specifies that an entity is not required to allocate any portion of the consolidated tax expense to a legal entity that is not subject to tax in its own separate financial statements. However, the Company has elected to record income taxes despite not being subject to tax and is a disregarded entity for income tax reporting purposes. The Company has allocated its income tax expense on a retrospective basis including all prior period.

Accordingly, the amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded. Management has determined that no valuation allowance is required.

At March 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. The Parent's federal and state income tax returns are generally open for examination for subsequent to 2018.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively.

Fair Value of Financial Instruments
Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

3.   **Summary of Significant Accounting Policies (continued)**

Leases
The Company recognizes right-of-use assets and lease liabilities on the statement of financial condition. The initial recognition of right-of-use assets ("ROU") and lease liabilities, requires subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The lease cost associated with the leases are recognized on a straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liabilities and are recognized as variable costs when incurred.

Allowance for Credit Losses
Effective April 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 326"). ASU 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The Company identified receivables related to commissions, referral fees, market commentary and other revenue and amounts due from clearing broker as impacted by the new guidance. ASU 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of the April 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

The allowance for credit losses is based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

2. **Summary of Significant Accounting Policies (continued)**

Commissions and fees receivable
Commissions receivable are comprised of amounts due for processed trades and fees receivable related to amounts owed for market commentary. The Company performs a review of its receivables periodically to evaluate the need for an allowance for credit losses. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, At March 31, 2021, management has reviewed and provided an allowance for credit losses of $17,627.

Due from clearing broker
Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $250,000. Due from clearing broker includes all cash balances and net commissions held at this broker.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. The Company has had no historical losses and continuously monitors its credit and market risk exposure. The Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

3. **Property and Equipment**

Property and equipment at March 31, 2021 consists of:

Computer equipment	$	84,888
Furniture and fixtures		7,193
Leasehold improvements		40,761
		132,842
Less: Accumulated depreciation and amortization		(127,593)
	$	5,249

4. **Customer Transactions**

In the normal course of business, the Company effects transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to the differences in the market value of the securities compared to their contract amounts.

5.   **Transactions with Related Parties**

The Company maintains a Service Level and Expense Sharing Agreement (the "Agreement") with an affiliate, Market Securities LLP ("Market"), whereby Market provides connectivity and technology support, operations, accounting and legal support, compliance services, human resources and risk management services. Additionally, Market will bear all initial IT infrastructure costs, FINRA application costs, and the costs of certain registered persons. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate Market for any or all costs that Market has paid on behalf of the Company through March 31, 2021.

The Company owes Market for service fees that have been netted down by referral fees and other revenue for a total payable to Market in the amount of $377,492 at March 31, 2021.

The Company owes the Parent $94,880, for prior year income taxes, at March 31, 2021 which is included in due to affiliates.

During the year ended March 31, 2021, the Company earned referral fees from Kyte Broking Limited ("Kyte") and Market. At March 31, 2021, the company owes Kyte $250 which is included in due to affiliates.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

6.   **Subordinated Borrowings**

The Company borrowed $200,000 pursuant to a Subordinated Loan Agreement, from Market, with an initial maturity of August 2020 and carries and interest rate of 2% per annum. This loan was amended in February 2020 to extend the maturity date to September 2021 and to include a clause stating that the scheduled maturity date, without further action by either Market or the Company, shall be extended an additional year unless on or before the day seven months preceding the scheduled maturity date then in effect, Market shall notify the Company in writing, with a written copy to FINRA, that such scheduled maturity date shall not be extended. Such notification has not been made, thus the current effective scheduled maturity date is September 2022.

In September 2018, the Company borrowed an additional $200,000 pursuant to a Subordinated Loan Agreement, from the same affiliate, with an initial maturity of September 2020 and carries an interest rate of 2% per annum. Similar to the agreement discussed above, this agreement includes a similar clause in which such notification has also not been made, thus the current effective scheduled maturity date is September 2022.

7.   **Income Taxes**

The net deferred tax liability at year-end is composed of depreciation, allowance for doubtful accounts and accrued expenses on nondeductible expenses.

8. **Commitments**

The Company occupies office space pursuant to a non-cancellable membership agreement which expires May 31, 2021. The future minimum payments from April 1, 2021 through May 31, 2021, under this agreement, are $14,420. The Company intends to renew or procure new space upon the expiration of the current membership agreement.

The Company also has a security deposit of $15,450 relating to the membership.

9. **Concentration**

Substantially all cash assets of the Company are held primarily by two banks and a single clearing broker dealer.

10. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2021, the Company had net capital of $1,032,451, which exceeded the required net capital of $250,000 by $782,451.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or SEC Rule 15c3-1. At March 31, 2021, the Company's net capital as noted above also exceeded the minimum net capital required under Regulation 1.17 of $45,000 by $987,451.

11. **Significant Risk Factors**

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as a principal or agent. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

12. **Subsequent Events**

The Company executed a fully disclosed clearing arrangement with a new counterparty on March 30, 2021 for clearing and custody services for the 2022 fiscal year.